Exhibit 21

SUBSIDIARIES OF
CITIZENS BANKING CORPORATION

		Jurisdiction or
	Ownership	Incorporation of
Subsidiaries	Percentage	Organization
Citizens Bank	100%	Michigan
Citizens Commercial Leasing Corporation	100%	Michigan
CB Financial Services, Inc.	100%	Michigan
Citizens Title Services, Inc.	100%	Michigan
Citizens Bank Mortgage Company, LLC	99%	Michigan
Citizens Service Company, Inc.	100%	Michigan
Citizens Bank Consumer Finance, LLC	1%	Michigan
Citizens Bank Mortgage Company, LLC	1%	Michigan
Citizens Bank Consumer Finance, LLC	99%	Michigan
CB Capital Management, Inc.	100%	Michigan
Citizens Bank Wealth Management, N.A.	100%	National Association
F&M Bancorporation, Inc.	100%	Wisconsin
F&M Bank – Wisconsin	100%	Wisconsin
Pulaski Capital Corporation	100%	Nevada
F&M Bank – Iowa	100%	Iowa
Security Bancservices, Inc.	100%	Iowa